VF 2-20-03

03002562

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…D STATES
…CHANGE COMMISSION
…, D.C. 20549

…UDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11259

SEC MAIL RECEIVED PROCESSING FEB 1? 2003 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William H. Sherman
DBA: Sherman & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
15 Westminster Street Suite 637
(No. and Street)

Providence (City) RI (State) 02903 (Zip Code)

NAME A… …ONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Sherman (401) 421-0644
(Area Code — Telephone No.)

11-003357-B AUD
SHERMAN & CO.
WILLIAM H. SHERMAN
15 WESTMINSTER ST.,
PROVIDENCE RI 02903

B. ACCOUNTANT IDENTIFICATION

INDEPE… …IC ACCOUNTANT whose opinion is contained in this Report*
Rosenstein, Halper & Maselli, LLP
(Name — if individual, state last, first, middle name)

27 Dryden Lane (Address) Providence, (City) RI (State) 02904 (Zip Code)

CHECK…
X Certified Public Accountant
…ntant
…not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 10 2003 THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3-6

OATH OR AFFIRMATION

I, William H Sherman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sherman & Co., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

William H Sherman
Signature

PROPRIETOR
Title

Notary Public
TERM EXPIRES 1/16/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERMAN & CO.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

ROSENSTEIN, HALPER & MASELLI, LLP
Certified Public Accountants

27 DRYDEN LANE
PROVIDENCE, RHODE ISLAND 02904
(401) 331-6851 FAX: (401) 331-6853

Jay N. Rosenstein, CPA, MBA
Frank G. Halper, CPA, MST, PFS
Thomas D. Maselli, CPA

Independent Auditor's Report

William Sherman, Proprietor
Sherman & Co.
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Sherman & Co. (a proprietorship) as of December 31, 2002 and the related statements of income and proprietor's capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietor's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements have been prepared solely from the accounts of Sherman & Co. and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sherman & Co. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenstein, Halper & Maselli, LLP

January 13, 2003

SHERMAN & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash, including customer segregated deposits of $51,641	$ 53,908
Due from brokers	16,200
Marketable securities	213,590
Furniture and fixtures, net of accumulated depreciation of $4,454	-
Total assets	$283,698

LIABILITIES AND PROPRIETOR'S CAPITAL

Liabilities	
Due to brokers	$ 4,400
Accrued expenses	56
Total liabilities	4,456
Proprietor's capital	279,242
Total liabilities and proprietor's capital	$283,698

The accompanying notes are an integral part of the financial statements

SHERMAN & CO.

STATEMENT OF INCOME AND PROPRIETOR'S CAPITAL

YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commissions	$144,223
Dividends	2,045
Total revenues	146,268
EXPENSES	
Advertising	12,551
Automobile expense	8,930
Bank service charges	1,863
Collection charges	3,806
Entertainment	18,918
Insurance	828
Interest	68
Membership and licenses	1,734
Office supplies and expenses	5,854
Postage	16,966
Payroll taxes	1,730
Professional fees	3,300
Property taxes	148
Publications	12,608
Rent and light	10,618
Salaries	18,954
Telephone	3,786
Total expenses	122,662
NET INCOME	23,606
PROPRIETOR'S CAPITAL, BEGINNING OF YEAR	278,658
	302,264
WITHDRAWALS FROM CAPITAL	23,022
PROPRIETOR'S CAPITAL, END OF YEAR	$279,242

The accompanying notes are an integral part of the financial statements

SHERMAN & CO.

STATEMENT CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 23,606
Adjustments to reconcile net income	
to cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in due from brokers	(16,200)
Decrease in due to brokers	(220,665)
Purchase of marketable securities	(2,045)
Decrease in due from customers	220,305
Total adjustments	(18,605)
CASH PROVIDED BY OPERATING ACTIVITIES	5,001
CASH FLOWS FROM FINANCING ACTIVITIES	
Withdrawals from capital	(23,022)
DECREASE IN CASH	(18,021)
CASH, BEGINNING OF YEAR	71,929
CASH, ENDING OF YEAR	$ 53,908

The accompanying notes are an integral part of the financial statements

SHERMAN & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1. **Summary of significant accounting policies**

Principal business activity
The proprietorship operates as a brokerage firm, buying and selling securities for the benefit of customers.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - customer segregated deposits
All customer security transactions are reflected through the cash - segregated for benefit of customers account. The funds are restricted for the benefit of customers.

Marketable securities
Marketable securities are recorded at fair market value, which equals cost.

Property and equipment and depreciation method
Property and equipment is stated at cost. Depreciation is being provided by use of an accelerated method over the estimated useful lives of the related assets.

Income Taxes
The financial statements do not include a provision for income taxes because the Proprietorship does not incur federal or state income taxes. Instead, income from the proprietorship is reflected on the individual tax return of the proprietor.

Revenue recognition
Customers' securities transactions and related commission income and expenses are recorded on a trade date basis.

SHERMAN & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

2. Marketable securities

Marketable securities consist of an investment in a mutual fund that invests in state and municipal government obligations.

3. Net capital requirements

As a registered broker-dealer, Sherman & Co. is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have at all times sufficient liquid assets to cover his current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting his "aggregate indebtedness" from exceeding fifteen times his "net capital" as those terms are defined. On December 31, 2002, Sherman & Co.'s aggregate indebtedness and net capital, as defined, were $4,456 and $264,291, respectively, a ratio of .02 to 1.

Sherman & Co.'s required net capital is $100,000. Sherman & Co. has at all times during the past year been in compliance with the net capital rule of the SEC and its ratio of aggregate indebtedness to net capital has not exceeded .36%. A copy of the financial report Part II on Form X-17 a-51 filed with the National Association of Securities Dealers, Inc., is available for inspection and copying at the office of Sherman & Co. and the principal office of NASD in Washington, D.C., and the regional office of the Securities and Exchange Commission in Boston, Massachusetts.

SUPPLEMENTARY INFORMATION

SHERMAN & CO.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net Capital	
Total proprietor's capital	$279,242
Nonallowable assets:	
Furniture and fixtures	-
Haircuts on securities:	
(7% monthly balance)	
State and municipal	
government obligations	(14,951)
Net capital	$264,291
Aggregate indebtedness	
Items included in statement	
of financial condition:	
Due to brokers and customers	$ 4,400
Reconciliation with Company's computation	
Net capital-December 31, 2002 quarterly	
SEC Focus Report Form X-17a-5 submitted	
by client	$264,232
Adjustments	59
Net capital per above	$264,291